SOL Strategies Successfully Completes SOC 2 Type 2 & SOC 1 Type 2 Examination with no exceptions noted, Advancing Institutional-Grade Security Standards for Solana Staking

TORONTO, October 27, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator business, today announced it has successfully completed its SOC 2 Type 2 & SOC 1 Type 2 examination with no exceptions noted. The audit validates SOL Strategies' robust controls, effective risk management and adherence to industry best practices for its validator operations.

This achievement builds upon the Company's existing certifications and reports, including ISO 27001, SOC 2 Type 1, and SOC 1 Type 1, further demonstrating SOL Strategies' commitment to maintaining the highest standards of security and operational excellence for institutional clients staking Solana.

The SOC 2 Type 2 examination represents a rigorous, independent evaluation of SOL Strategies' security controls over an extended period, validating not only the design but the operating effectiveness of the Company's security practices. The examination assessed the Company's validator operations, corporate security framework, and operational controls. The independent examination confirmed that SOL Strategies' controls operated effectively throughout the examination period to meet the SOC 2 Trust Services Criteria, with no exceptions noted.

"Successfully completing our SOC 2 Type 2 & SOC 1 Type 2 examination with no exceptions noted reinforces our position as the institutional backbone of the Solana ecosystem," said Michael Hubbard, Interim CEO of SOL Strategies. "This clean report validates the focus on security and reliability of our validator infrastructure over time, this proven security and reliability is critical for institutions seeking to gain exposure to the Solana ecosystem via trusted providers."

SOC 2 Type 2 is widely recognized as the gold standard for service organizations, demonstrating sustained adherence to rigorous security principles including security, availability, processing integrity, confidentiality, and privacy. Unlike SOC 2 Type 1, which evaluates the design of controls at a point in time, Type 2 examinations validate the operational effectiveness of these controls over a minimum audit period, providing institutional clients with comprehensive assurance.

Max Kaplan, CTO of SOL Strategies, added: "SOC 2 Type 2 reflects the maturity and resilience of our staking platform and corporate cybersecurity. Our institutional clients can trust that we maintain consistent, enterprise-grade security across every layer of our company."

SOL Strategies' comprehensive security framework now includes:

● SOC 2 Type 2: Examination with no exceptions noted, validating ongoing operational effectiveness of security controls for staking operations

● SOC 2 Type 1: Examination confirming design effectiveness of security controls across the staking platform

● SOC 1 Type 1: Examination of internal controls over financial reporting

● SOC 1 Type 2: Examination assessing ongoing operational effectiveness of internal controls over financial reporting

● ISO 27001: International standard for information security management systems

The Company's dedicated trust center at https://trust.solstrategies.io provides streamlined access to compliance reports, certifications, and security policies related to Solana staking.

For more information about SOL Strategies and its Solana staking platform, please visit www.solstrategies.io.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's position as an institutional partner for Solana staking, the benefits of the Company's security and compliance framework, and the impact of the SOC 2 Type 2 and SOC 1 Type 2 examination on institutional client confidence. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.